VIA EDGAR

November 15, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabatha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to a comment letter, dated November 8, 2012, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) and Endo Pharmaceuticals, Inc. (“Endo”). We have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

Form 10-Q for Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

4. Endo License & Development Agreement, page 10

1.	Under the method you describe in your response 2, separation of deliverables into units of account is done pursuant to subtopic ASC 605-25, but allocation contemplates both subtopics ASC 605-28 and ASC 605-25. To support your allocation conclusion you note that ASC 605-25-15-2Ac clarifies that the ASC 605-25 subtopic does not apply to “payments relating to research or development deliverables that are accounted for under the milestone method of revenue recognition (see Subtopic 605-28).” We note that the only payments that are accounted for under the milestone method of revenue recognition are substantive milestones. Please confirm our understanding that the allocation method you describe in response 2 looks to the guidance in subtopic ASC 605-28 to allocate substantive milestones and looks to the guidance in subtopic ASC 605-25 to allocate all other consideration.

We confirm that our methodology in analyzing the Agreement is a model in which ASC 605-28 governs the assignment of substantive milestones to deliverables, while all other consideration is allocated based on other parts of the Codification, including ASC 605-25.

2.	Under the allocation method you describe in your response 2 for consideration subject to the allocation guidance in ASC 605-25, you appear to indicate the estimated selling price for the research and development unit of account should be limited to the incremental amount that the vendor would charge to take on the performance obligation knowing that the vendor may be eligible to receive substantive milestones. Please tell us if our understanding is correct. If it is correct, please tell us why you believe it is appropriate to use the incremental amount rather than the actual estimated selling price for the unit of account and whether there are specific authoritative citations in support of this view. If our understanding is incorrect, please provide examples that illustrate your allocation method.

The Staff’s understanding is correct. We believe it is appropriate to consider the substantive milestones associated with a deliverable when allocating to other arrangement consideration because to do otherwise would systematically allocate to the deliverables that are accounted for under ASC 605-28 consideration far greater than the relative fair value of those deliverables. If the milestones are ignored when determining the “estimated selling price” of the research and development deliverables, such deliverables will be allocated a portion of other arrangement consideration based on their relative fair value, plus all of the substantive milestones associated with that deliverable. In total, then, this means that the deliverables with substantive milestones would be allocated a greater portion of the consideration than their relative value would seem to justify, while other deliverables are allocated less of the total consideration in the arrangement than their relative value.

We do not believe that the authoritative literature provides a citation that either supports or refutes the method we have described. However, as noted in our previous submission, ASU 2010-17 Revenue Recognition – Milestone Method, in its basis for conclusions, states that “The Task Force concluded that the principles in the amendments in this Update for recognizing a milestone payment as revenue in its entirety result in a reasonable pattern of revenue recognition reflective of the economics of such transactions.” We do not believe a method of allocation that ignores milestone payments can be said to achieve a “pattern of revenue recognition reflective of the economics”.

Illustrative Example

The following simple example illustrates the problem that we believe our proposed method helps to mitigate. Assume an arrangement with a license that has stand-alone value, as well as research and development services. Also assume the arrangement has only an up-front payment of $40 million, and a substantive milestone upon FDA approval of $100 million, with no other consideration payable to the vendor. Assume further that the research and development services, if performed by a contract research organization in a stand-alone arrangement, would be priced at $60 million, and the technology license would, in a stand-alone arrangement, be priced at $40 million. Assume a likelihood of achieving FDA approval of 67% (2/3 likelihood). In essence, then, the parties have agreed that the fair value of the license will be paid up front, and the seller bears the risk of not achieving FDA approval in exchange for a higher payment if approval is achieved.

If the substantive milestone is ignored when allocating the up-front payment (the only other consideration), the up-front payment will be assigned 40% (40/100) to the license, and 60% (60/100) will be assigned to the services, resulting in $16 million allocated to the license, and $24 million to the research and development services, which would be in addition to the milestone payment. The milestone payment itself would seem to have a value of $66.6 million ($100 million x 2/3), meaning the initial “value” of the payments allocated to the research and development services would be $90.6 million, versus $16 million for license, meaning that 15% of the total value is allocated to the license, even though its relative value is 40%, and 85% of the total value is allocated to the services, whose relative value is only 60%. Moreover, using this model, $24 million of revenue would be recognized as the services are performed even if the milestone is not achieved, which would distort the economics of the arrangement.

If, however, the substantive milestone is considered when determining how much of the up-front payment, if any, to allocate to the research and development services, the application of the method we have undertaken would conclude that the incremental amount that would be charged by a service provider to provide the research and development services in an arrangement including the substantive milestone would be zero, as the milestone, when risk-adjusted, is worth more than the selling price of $60 million. Therefore, the method we have described would allocate the entire up-front payment to the license, resulting in an allocation to the license that equals its value, and, just as important, results in no revenue being allocated to the services unless they are successful, mirroring the intent and economics of the arrangement.

3.	Your response to comment 2 in the third full paragraph on page 3 indicates that you believe that all of your milestones totaling $150 million are substantive. ASC 605-28-20 indicates “a milestone does not include events for which the occurrence is … the result of counterparty’s performance.” Because sales-based milestone payments are triggered by the counterparty completing sales transactions (equal to a specified dollar threshold), it does not appear that they meet the definition of a milestone. Please reconsider your conclusion that sales-based payments represent substantive milestones. Please provide an analysis of the effect on the allocation method you describe in response 2 of a conclusion that sales- based payments are not milestones.

We do not believe that this part of the definition of a milestone means that any payment that is achieved with the help of the counterparty is not a milestone. If that were the case, many research and development arrangements would be excluded from ASC 605-28 entirely, because both parties to the collaboration perform services that help progress the technology through clinical trials and FDA approval, in addition to commercialization. In practice, however, the milestone payments under such arrangements are routinely analyzed as part of ASC 605-28, even though the contract is specifically designed so that both the vendor and the counterparty perform services that lead to achievement of the milestones.

In our arrangement with Endo, the sales-based milestone payments “can only be achieved based in whole or in part on…” the performance of the specifically agreed upon deliverables. The definition specifically contemplates that the milestone may be only achieved in part based on the vendor’s performance, which is the case with the sales-based milestones in our arrangement with Endo. Without our performance of services, the milestones would not be achieved.

If the sales-based payments are not considered milestones, then the amount of milestones allocated to the research and development services would be only $80 million. Please see our response to Comment 6 below.

4.	Please clarify why under the allocation method you describe in response 2 milestone 6 is not allocated between the research and development unit of account and the approval of patent extension unit of account.

Typically, when arrangement consideration is contingent upon the completion of two events, the consideration is allocated to the later of the two events to occur, due to the requirements of ASC 605-25-30-5, which states “The amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions.” This principle would generally prohibit allocating to the patent services a milestone that is contingent upon the success of research and development services that are performed later. While ASC 605-25 does not apply to the milestone payments, ASC 605-28 does not contain alternative guidance for allocation of milestones that are contingent upon the success of two deliverables.

5.	In response 7, you appear to indicate that the “selling price,” as that term is used in ASC 605-25-30-2, for the research and development unit of account would be $56 million. Please tell us whether that amount was determined using third party evidence of selling price, and if not, why not.

Based on our management’s career experience in both: (i) providing research and development services to other companies and (ii) utilizing contract research organization services for the Company’s (and other companies’) research and development activities, as well as documentation evidencing third party selling prices (which documentation was provided to the Staff in our 2009 pre-submission with respect to a separate contractual arrangement), the Company believes that the selling price of $56 million was determined using both internal and third-party evidence. The selling price estimates determined internally at the inception of the arrangement were subsequently validated through the CRO bidding process.

6.	Please demonstrate to us your assertion that the substantive milestones (i.e. contingent future consideration) that will be allocated to the research and development unit of account after consideration of comments 3 and 4 above has a value at the date the agreement was consummated equal to or greater than your $56 million estimated selling price.

As noted above, we continue to believe that it is appropriate to allocate $135 million in milestones to the research and development services.

As noted in the previous submission, we believe that the risk of failure of the research and development services is substantially lower in our arrangement with Endo than in other drug development collaborations, and this has been reflected throughout our analysis of the entire arrangement.

The Company’s BEMA drug delivery technology has been previously approved by the FDA when formulated with another FDA approved drug. The licensed product in the Endo transaction utilizes the identical delivery system, with a different but also FDA approved drug. Importantly, the Company learned from the failed Phase 3 trial it had undertaken that the study protocol could be changed in specific manners so as to materially (perhaps significantly) increase the probability that the redesigned study would meet its primary endpoints. In fact, we believe that the risk of not achieving FDA approval and the patent extension has been substantially reduced from what would normally be expected, particularly with new chemical entities and/or unproven drug delivery technologies.

As such, and as was concluded at the inception of the arrangement, we believe the milestones associated with research and development services are more than sufficient to cover the costs associated with our budgeted research and development services, as well as appropriate profit and risk margins. Accordingly, under our method of allocation, we have concluded that no amount of the up-front payment should be allocated to the research and development services. Please see our prior responses to the Staff’s inquiries for further reasoning on this point.

7.	Based on the information provided, it appears that the requirement to supply the clinical trial materials is a separate deliverable apart from the research and development deliverable. Please reconsider your conclusion that the clinical supply deliverable is not a separate deliverable and reevaluate your unit of accounts.

Even after reconsideration, we respectfully do not concur with the Staff’s view. Simply put, the Company’s requirement to conduct specific clinical trials and provide clinical supply material for such trials is part and parcel of the same research and development deliverable under the Agreement.

To reiterate our position as previously submitted to the Staff, the Company is only required to supply clinical material for trials that the Company is specifically required to perform under the Agreement. Thus, the material the Company supplies will be used and consumed in trials that the Company is already responsible for conducting. Such material will never be delivered or provided to Endo at all, and thus, on a stand-alone basis, the requirement to provide clinical material does not even appear to be a deliverable. Rather, we believe that the requirement to provide clinical supply material for the trials the Company is performing is simply a part of the research and development services deliverable.

In addition, the Staff is advised that the cost of the clinical supplies represents only a small part of the overall cost of the research and development deliverable. Furthermore, and consistent with the Company’s accounting analysis and treatment of its legal obligations under the Agreement undertaken at inception of the arrangement, the Staff is advised that such cost is not budgeted or accounted for by the Company as an item outside of the research and development services. We believe that these facts support our position that the provision of clinical supply material is merely a component of the overall research and development deliverable.

Finally, we would also like to reiterate what we believe is a critical consideration on this point: the only time in which the Company’s obligation to supply clinical trial material could conceivably be divorced from the obligation to perform the enumerated clinical trials is if the Company is in breach of its obligation to perform the clinical trials. We do not believe that a method of assessing deliverables and related revenue recognition policy under an arrangement should be driven by an assumption of a hypothetical breach. We respectfully submit that such an assessment would be contrary to the Company’s overall goal of providing factual and useful financial and accounting information to investors and the public markets generally.

8.	We have deferred consideration of your proposed disclosure in response 9. To the extent your disclosure needs to be revised to address these comments, please provide proposed revisions addressing these points.

The Staff is respectfully advised that we do not believe further revisions to our proposed going-forward disclosure (as submitted to the Staff in our November 5, 2012 submission) are required in light of the foregoing responses to the Staff’s comments.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We thank the Staff in advance for its consideration of the foregoing responses and the attached information.

We would appreciate the opportunity to review our responses with the Staff telephonically at your earliest possible convenience. To arrange for this, or should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

Attachments

cc:	William B. Stone, Chairman, Audit Committee

Mark A. Sirgo, Pharm.D.

Cherry, Bekaert & Holland, L.L.P.